Mail Stop 0510

      April 6, 2005


via U.S. mail and facsimile

Mr. Thomas B. Sabol
Executive Vice President Chief Financial Officer
Wolverine Tube, Inc.
200 Clinton Avenue West, Suite 1000
Huntsville, Alabama 35801


	RE: Form 10-K for the fiscal year ended December 31, 2004
                   Form 8-K filed on April 6, 2005
	       File No. 1-12164


Dear Mr. Sabol:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings beginning, to the extent practical, with your report on Form 10-Q for the quarter ended March 31, 2005.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

2. Please disclose the impact on gross profit due to the
translation
of the Canadian dollar to the U.S. dollar in your comparison of
2004
versus 2003 operating results. Please also disclose the percentage of sales generated in your Canadian operations that are denominated in U.S. dollars. Please discuss the reasons for the decline in other foreign sales from $80,607,000 in 2003 to $52,303,000 in 2004.

Critical Accounting Policies, page 27

3. Please indicate whether you have discussed your critical accounting estimates with your audit committee. Additionally, for each critical accounting policy or estimate, please discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. To the extent practicable and meaningful, you should also quantify the effect changes in assumptions and estimates would have on your overall financial performance. See SEC Releases 33-8040 and 33-8098.

Liquidity and Capital Resources, page 36

4. Please disclose the expected increase in costs and the impact on cash flows associated with the start-up of operations at your Monterrey, Mexico facility. Please also disclose the terms of your financial covenants as well as any cross default provisions in the lines of credit. Please discuss the waivers obtained from your creditors to waive compliance with the financial covenants.
Please
also discuss the six amendments to the financial covenants of your credit facility since March 2002.

Contractual Obligations, page 41

5. Please revise your table of contractual cash obligations to include the following:
(a) Estimated interest payments on your debt;
(b) Estimated payments under interest rate swaps; and
(c) Estimated payments under your Canadian defined benefit pension plans.
6. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to SEC Release 33-8350.

Financial Statements

7. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the operating expenses line item. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as operating expenses.
Please refer to Chapter 4 of ARB 43 for additional guidance.

Note 2 - Summary of Significant Accounting Policies

8. The disclosures required by EITF 00-10 should be made. We have noted your discussion of this matter in your letter dated July 19, 2002.

Revenue Recognition Policy, page F-5

9. You disclose that revenues are generally recognized when title to products transfer to an unaffiliated customer and the product is shipped. Please describe the circumstances under which revenue is recognized at variance to the general policy. Tell us the amounts of such revenue recognized under the variance at the end of each quarter during each of the last two fiscal years and the interim period in the current year.

10. You disclose that sales are made under normal terms. It is not clear what constitutes normal terms. We were unable to find any clarification in the description of the company`s business.

11. Your revenue recognition policy should address each of the general criteria for revenue recognition discussed in Topic 13:A of the Staff Accounting Bulletin.
Inventories, page F-6

12. Please disclose the various methods used to determine the cost of maintenance and operating supplies inventory across your facilities.
Please disclose that maintenance and operating supplies are reflected at the lower of cost or market and have future economic value. Please also supplementally tell us the respective amounts of maintenance and operating supplies purchased more than one year ago in your inventory at December 31, 2004.

Property, Plant and Equipment, page F-6

13. Please disclose your accounting and amortization policy for leasehold improvements on your leased facilities located in Shanghai,
China and Monterrey, Mexico, including your accounting for rent holidays, landlord incentives, lease renewal options, and initial versus late-term improvements. Please also disclose separately, if material, the amount of leasehold improvements. Please refer to SEC
Staff Letter dated February 7, 2005 for additional guidance.

Goodwill, page F-7

14. Please describe the factors that you considered in evaluating the potential impairment of goodwill for the Fabricated Products Group in
2004. Specifically, address the consideration given to the decline in gross margins since the 2003 third quarter and negative or minimal cash flows from operations over the past two years. Please supplementally tell us your assumed growth rate, projected future profitability and the related assumptions, and the discount rate for the Fabricated Products Group for the 2004 and 2003 fiscal years. Please also disclose the timing of your annual goodwill impairment test. Refer to Illustration 1 in Appendix C of SFAS 142 for additional guidance on the required disclosure.

Note 10 - Financing Arrangements and Debt, page F-17

15. Please disclose the terms of your financial covenants as well as any cross default provisions in the lines of credit. Please also disclose if your credit facility has any subjective acceleration clauses. Please also disclose the waivers obtained from your creditors to waive compliance with financial covenants as well as the various amendments to your financial covenants. If the company is in compliance with all financial covenants, disclose that fact.

16. Please tell us the factors that you considered in classifying your debt obligations as long-term given your recurring financial covenant violations and low profitability in recent years. Please refer to EITF 86-30.



Note 21 - Industry Segments and Foreign Operations, page F-38

17. Please provide the enterprise-wide product line and service disclosures required by paragraph 37 of SFAS 131. This disclosure should be consistent with the products and major markets data included in your Business section.

18. Please tell us the factors that you considered in aggregating your copper alloy tube products within the commercial products segment. Please describe how these products have similar economic characteristics with the other products in the commercial segment and how they are similar with respect to each of the five criteria specified in paragraph 17 of SFAS 131.

Note 24 - Quarterly Results of Operations (Unaudited), page F-41

19. Please disclose the factors that contributed to the decline in net sales from $200,038,000 for the quarter ended October 3, 2004 to
$177,952,000 for the quarter ended December 31, 2004. Please also discuss if the decline in sales is temporary or the start of a trend that is expected to continue in 2005.


FORM 8-K REPORT FILED APRIL 6, 2005

20. Please disclose the status of the strike by the employee members of the United Steelworkers of America, the main areas of disagreement and the potential impact on future operating results if a new contract is not signed prior to your next quarterly report.



*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or,
in his absence, Nathan Cheney, Assistant Chief Accountant, at
(202)
942-1804 or, to the undersigned, at (202) 942-1774.

    						Sincerely,



							Rufus Decker
							Branch Chief
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Mr. Thomas B. Sabol
April 6, 2005
Page 1 of 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE